DISCOUNT DENTAL MATERIALS, INC.,

4211 W. Magnolia Blvd., Burbank, CA 91505

August 10, 2010

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Discount Dental Materials, Inc.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

File No.: 333-166508

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to August 12, 2010 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Discount Dental Materials, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Discount Dental Materials, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Discount Dental Materials, Inc.

/s/ R. Douglas Barton

____________________________________

R. Douglas Barton, President